FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated May 14, 2007, announcing its results for the quarter ending March 31, 2007.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 14, 2007

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000, Fax: (972) 3 925-2222 www.gilat.com
Press Release

Gilat Reports Sixth Consecutive Quarter of Improved Financial Results in
Q1 2007

Petah Tikva, Israel, May 14, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter ending March 31, 2007.

Highlights for the Quarter:
—	Revenues increased to $ 68 million, representing a 16% year-over-year growth
—	Net income increased to $4.9 million, from $1.2 million in 1Q 2006
—	Positive operating cash flow of $7.9 million

Revenues for the first quarter of 2007 were $68.0 million, up from $58.6 million in the same period of 2006. Net income for the first quarter of 2007 was $4.9 million or $0.12 per diluted share, compared to a net income of $1.2 million or $0.05 per diluted share in the first quarter of 2006. Non-GAAP net income (1) for the first quarter of 2007 was $5.3 million, or $0.13 per diluted share, versus a net income of $2.7 million or $0.11 per diluted share in the same quarter of 2006.

Gilat's Chief Executive Officer and Chairman of the Board Amiram Levinberg said, “We are pleased to announce another strong quarter for Gilat, marking a good start for the year. The quarter was highlighted by an increase in demand for our solutions in Africa and Eastern Europe, some of which was driven by a growth in universal service projects. We also recently announced our offering of broadband wireless access solutions, as part of an implementation of Gilat’s strategy to expand our product portfolio using our core competencies. We have already received a first broadband wireless access order from Asiainfo, an existing Gilat customer.”

Press Release (count.)

Recent Announcements

– Gilat entered into an OEM purchase and global marketing agreement with Proxim Wireless Corporation. The agreement is part of an implementation by Gilat of its strategy to expand its product portfolio using Gilat’s core competencies. Gilat now offers SkyMP WiMAX, Wi-Fi Mesh and other Broadband Wireless Access solutions to its existing and potential customers.

– Gilat was chosen by WIN TSS (Telecom Security Systems) Nigeria Ltd. to provide a broadband satellite communications network and outsourced network services for the recent national elections in Nigeria. WIN TSS is using the Gilat SkyEdge VSAT network to provide a reliable, high-speed data and voice communications transmission backbone between national election headquarters in FCT (Abuja), the headquarters in 36 state capitals, and all of the LGA (Local Government Area) sites nationwide.

– Gilat provided a broadband satellite network, with more than 3,000 VSATs for deployment at one of Europe’s large retail chains. The network, based on Gilat’s SkyEdge Pro VSATs, will enable cost-effective and reliable broadband communications to be provided to thousands of the chain’s stores located in European countries. The network will be used for Point of Sale (POS) applications, ATM services and video and audio streaming

– DCC Satellite & Networks Ltd., expanded its network with Gilat’s SkyEdge platform to serve its customers in Nigeria. DCC will use the SkyEdge network to provide services such as videoconferencing, IP multicasting and VoIP to Nigeria’s corporations, financial and government institutions, manufacturing plants and other businesses.

– Gilat has been chosen by one of Nigeria’s leading Internet Service Providers, Hyperia Ltd., to provide a SkyEdge broadband satellite hub, and initially, several hundred VSAT terminals. The VSAT network will enable Hyperia to expand its services in West Africa and to provide multiple services such as broadband IP, telephony, mesh voice, mesh IP and video conferencing.

Gilat will host a conference call today at 10:00 AM EST. In order to ensure audio access, participants from the U.S. should dial in at (888) 668-9141, participants from Canada should dial in at (888) 604-5839, and international participants should dial in at (972) 3-918-0650. The presentation may be accessed through the Company’s website at www.gilat.com prior to the call. The call will also be available as a Webcast on the Company’s website at: www.gilat.com and will be archived for 30 days.

Press Release (count.)

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q1 2007 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). This non-GAAP presentation of net income, EBITDA and earnings per share is provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

Press Release (count.)

(2) Operating income (loss) before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items, (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income (loss) and EBIDTA is presented in the attached summary financial statements.

Gilat IR
Ayelet Shaked
Director of IR, Gilat Satellite Networks Ltd.
Tel: +972 2 925 2598
ayelets@gilat.com

Investor Contact: USA
Rachel Levine
The Global Consulting Group (GCG)
Tel: +1 646-284-9439
rlevine@hfgcg.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2007	2006
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	98,477	149,545
Held to maturity marketable securities	38,994	-
Short-term restricted cash	9,190	5,137
Restricted cash held by trustees	10,026	7,113
Trade receivables (net of allowance for doubtful accounts)	33,670	29,612
Inventories	22,395	26,368
Other current assets	43,205	40,428

Total current assets	255,957	258,203

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long term Held to maturity marketable securities	19,412	-
Long-term restricted cash	6,298	6,337
Long-term restricted cash held by trustees	12,901	15,646
Severance pay fund	11,019	10,534
Long-term trade receivables, receivables in respect of capital leases
and other receivables	15,312	19,241

	64,942	51,758

PROPERTY AND EQUIPMENT, NET	117,858	121,366

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	8,974	8,887

TOTAL ASSETS	447,731	440,214

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2007	2006
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	5,500	1,200
Current maturities of long-term loans	5,789	6,537
Trade payables	19,954	21,258
Accrued expenses	21,214	21,400
Short-term advances from customer held by trustees	15,045	15,045
Other accounts payable	76,744	72,129

Total current liabilities	144,246	137,569

LONG-TERM LIABILITIES:
Accrued severance pay	11,579	10,640
Long-term advances from customer held by trustees	13,102	16,863
Long-term loans, net	22,304	22,318
Accrued interest related to restructured debt	3,147	3,147
Convertible subordinated notes	16,331	16,333
Other long-term liabilities	20,237	21,285

Total long-term liabilities	86,700	90,586

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	1,760	1,757
Additional paid in capital	854,229	853,350
Accumulated other comprehensive income	942	702
Accumulated deficit	(640,146)	(643,750)

Total shareholders' equity	216,785	212,059

Total liabilities and shareholders' equity	447,731	440,214

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three months ended March 31,
	2007	2006
	Unaudited	Unaudited

Revenues	68,038	58,589
Cost of Revenues	43,223	36,873

Gross profit	24,815	21,716

Research and development expenses:
Expenses incurred	4,317	3,663
Less - grants	348	97

	3,969	3,566

Selling and marketing, general and administrative expenses	17,095	15,926

Operating income	3,751	2,224

Financial income (expenses), net and other	1,456	(812)

Income before taxes on income	5,207	1,412

Taxes on income	294	192

Net income	4,913	1,220

Basic net earnings per share	0.13	0.05

Diluted net earnings per share	0.12	0.05

Shares used in basic net earnings per share computation	38,855	22,596

Shares used in diluted net earnings per share computation	41,105	23,650

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENT OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Three months ended March 31,
	2007	2006
	Unaudited	Unaudited

GAAP operating income	3,751	2,224
Non-cash stock options expenses (1)	426	1,448

Non-GAAP operating income	4,177	3,672

GAAP net income	4,913	1,220
Non-cash stock options expenses (1)	426	1,448

Non-GAAP net income	5,339	2,668

GAAP Earnings per share (diluted)	0.12	0.05
Non-cash stock options expenses (1)	0.01	0.06

Non-GAAP Earnings per share (diluted)	0.13	0.11

(1) Non-cash stock options expenses:
Cost of Revenues	-	64
Research and development	3	56
Selling, general, marketing and adiministrative	423	1,328

	426	1,448

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended March 31,
	2007	2006
	Unaudited	Unaudited

Cash flows from operating activities:
Net income	4,913	1,220
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	4,850	5,022
Gain from disposal of a subsidiary	-	(60)
Stock compensation relating options	426	1,448
Accretion of discount	-	161
Accrued severance pay, net	453	417
Interest accrued on short and long-term restricted cash	(260)	(78)
Exchange rate differences on long-term loans	77	161
Exchange rate differences on loans to employees	(28)	134
Capital loss from disposal of property and equipment	143	42
Deferred tax liabilities	(44)	(411)

Increase in trade receivables, net	(4,041)	(1,232)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	737	(1,706)
Decrease (increase) in inventories	3,490	(4,954)
Increase (decrease) in trade payables	(1,319)	1,513
Increase in accrued expenses	114	948
Decrease in advances from customer held by trustees, net (including long-term)	(3,761)	(1,862)
Increase in other accounts payable and other long term liabilities
mainly deferred revenue	2,112	1,631

Net cash provided by operating activities	7,862	2,394

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended March 31,
	2007	2006
	Unaudited	Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(682)	(1,219)
Investment in held to maturity marketable securities	(58,406)	-
Proceeds from short-term bank deposits	-	3,300
Loans to employees, net	288	74
Investment in restricted cash held by trustees	-	(1,838)
Proceeds from restricted cash held by trustees	92	1,205
Investment in restricted cash (including long-term)	(4,446)	(1,711)
Proceeds from restricted cash (including long-term)	433	8,161
Investment in other assets	-	(6)

Net cash provided by (used in) investing activities	(62,721)	7,966

Cash flows from financing activities:

Exercise of options, net	414	341
Issuance expenses of ordinary shares	(259)	-
Short-term bank credit, net	4,300	(8,158)
Repayment of long-term loans	(842)	(841)

Net cash provided by (used in) financing activities	3,613	(8,658)

Effect of exchange rate differences on cash and cash equivalents	178	255

Increase (decrease) in cash and cash equivalents	(51,068)	1,957

Cash and cash equivalents at the beginning of the period	149,545	74,929

Cash and cash equivalents at the end of the period	98,477	76,886

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Three months ended March 31,
	2007	2006
	Unaudited	Unaudited

Operating income	3,751	2,224
Add:
Non-cash stock option expenses	426	1,448
Deprecation and amortization	4,850	5,022

EBITDA	9,027	8,694